SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces January 2010 Traffic Figures

São Paulo, February 5, 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, announces its preliminary traffic figures for January 2010.

Management Comments

In January, demand on GOL’s route network grew by 32.1% over the same period last year (31.4% in the domestic market and 36.9% in the international market), the second consecutive month to record a year-on-year upturn.

The key factor behind the upturn was the improved economic scenario in Brazil and South America, especially in regard to consumer confidence, and GOL’s strategic positioning in its operational markets, based on: (i) high flight frequency between main airports; (ii) high productivity; (iii) punctuality; (iv) exemplary customer service; (v) dynamic fare management, rewarding clients who schedule their trips in advance with lower fares, encouraging demand and reducing the number of available seats on flights where advanced booking is rare; (vi) a wide cost advantage; and (vii) the revitalization of SMILES, Latin America’s largest mileage program, with more than 6.6 million participants and over 150 commercial partners.

Increase of 31.4% in domestic demand, driven by the favorable economic scenario and GOL’s differentiated strategic positioning in its operational markets.

Specifically in regard to the international market, the increase in demand was also due to adjustments to the international route network, which now includes new routes from Brazil to Caribbean with flights to Aruba and Curaçao, the integration of GOL’s and VRG’s reservation systems in January 2009 and the repositioning of the sales channels in 2009, including the opening and renovation of airport stores abroad in order to adjust them to GOL’s business model and the client profile of the location in question.

Demand grew by 8.5% over December 2009 (5.3% in the domestic market and 35.3% in the international market), due to the same factors that resulted in the year-on-year upturn. The international market growth drivers also included the 19.1% appreciation of the Real against the Dollar over January 2009, which was a key factor that contributed positively to this growth, and the new Caribbean routes, which reached their sales peak in January.

As a result, the Company delivered a total load factor of 77.9% in January 2010 (77.3% in the domestic market and 81.8% in the international market), and the international market was 24.5 percentage points more than the 57.3% recorded in January 2009, and 11.5 percentage points up on the 70.3% registered in December 2009.

Operating Data	January	January	Ch. % (YoY)	December	Ch. % MoM
	2010*	2009*		2009*

Total System
ASK (mm) (1)	3,936.7	3,369.1	16.8%	3,702.9	6.3%
RPK (mm) (2)	3,066.0	2,320.3	32.1%	2,827.0	8.5%
Load Factor (3)	77.9%	68.9%	+9.0pp	76.3%	+1.5pp

Domestic Market
ASK (mm) (1)	3,443.2	2,854.4	20.6%	3,278.6	5.0%
RPK (mm) (2)	2,662.3	2,025.4	31.4%	2,528.7	5.3%
Load Factor (3)	77.3%	71.0%	+6.4pp	77.1%	+0.2pp

International Market
ASK (mm) (1)	493.5	514.6	-4.1%	424.3	16.3%
RPK (mm) (2)	403.7	295.0	36.9%	298.3	35.3%
Load Factor (3)	81.8%	57.3%	+24.5pp	70.3%	+11.5pp

( * ) January 2010 – preliminary figures; Figures from the National Civil Aviation Agency (Anac) for January 2009 and December 2009.

GOL has been maintaining its disciplined strategy of expanding capacity in order to maximize its operating result. In January 2010, the company increased its domestic capacity by 20.6%, while demand moved up by 31.4% . This strategy was clearly more effective in the international market, where GOL reduced its capacity by 4.1%, while demand climbed by 36.9% .

Yields maintained their gradual recovery pace, averaging more than R$19.00 cents in January.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.
(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.
(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

About GOL Linhas Aéreas Inteligentes S.A
CONTACT:

Investor Relations	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low-cost and low-fare airline in Latin America, offers around 800 daily flights to 50 destinations that connect all the important cities in Brazil and ten major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cuttingedge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Leonardo Pereira – Executive VP
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir
Twitter : www.twitter.com/GOLInvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter : www.twitter.com/GOLcomunicacao

Media Relations
Edelman (U.S and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:February 05, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.